Exhibit 99.1
GOLDCORP INC.
Annual Meeting of Holders of
Common Shares
May 22, 2009
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon
Item 1: Election of Directors
The ten nominees set forth in the Corporation’s management information circular dated March 27, 2009 were elected as directors of the Corporation by a majority vote cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Number of Shares in	Percentage of
Nominees	Favour	Votes Cast
Ian W. Telfer	530,610,084	98.82%
Douglas M. Holtby	533,532,620	99.36%
Charles A. Jeannes	534,696,783	99.58%
John P. Bell	533,753,495	99.41%
Lawrence I. Bell	533,812,088	99.42%
Beverley A. Briscoe	531,891,854	99.06%
Peter J. Dey	533,795,457	99.41%
P. Randy Reifel	534,095,871	99.47%
A. Dan Rovig	532,753,087	99.22%
Kenneth F. Williamson	532,919,783	99.25%
Item 2: Appointment of Auditors
On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors and authorized the directors to fix their remuneration.